Exhibit 99.1

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY

Dejour Energy Inc. (the “Company”)

598-999 Canada Place,

Vancouver, BC V6C 3E1

ITEM 2.	DATE OF MATERIAL CHANGE

June 4, 2012

ITEM 3.	NEWS RELEASE

Issued June 4, 2012 and distributed through the facilities of Stockwatch,

BusinessWire, and SEDAR.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Dejour Closes US$4.7 Million Equity Raise.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Dejour closed its previously announced equity financing. Roth Capital Partners acted as the sole placement agent for this offering.

Through this offering, the Company sold 18,130,305 units at a price of US$0.26 per unit. Each unit consists of one common share and 3/4 of a warrant to purchase one common share. Each warrant can be exercised to purchase one common share at an exercise price of US$0.40 per share and will be exercisable for a period of five years following the completion of the offering, beginning on December 4, 2012.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact: Mathew Wong, CFO

Telephone: (604) 638-5058

ITEM 9.	DATE OF REPORT

DATED at Vancouver, British Columbia, this June 8, 2012.